Exhibit (e)(22)

1151 Maplewood Drive, Itasca, IL 60143, USA Main: 1.630.250.5100 Fax: 1.630.773.3744

April 7, 2015

Re: Offer of Employment

Edgar Auslander

Dear Edgar:

As you may be aware, Knowles has expressed interest in acquiring your current employer, Audience Inc. We are very excited about the prospect of the combined companies, and we are very pleased to extend to you an offer to join the Knowles team. Please note that this offer is contingent upon the closing of Knowles acquisition of Audience Inc. Noted below are the terms of the offer.

•	Position: You will be joining the Knowles organization as Vice President, Strategic Marketing, reporting to the Business Unit President.

•	Location: You will continue to be based out of the Mountain View, CA facility.

•	Base Salary: Your gross base salary, if annualized, will be $280,000 USD.

•

Annual Incentive Bonus: You will be eligible for participation in Knowles’s Annual Incentive Plan, with an annual target bonus payout of 50% of your base salary. Annual payout is currently in cash and based on successful attainment of financial objectives and individual performance objectives to be discussed by your manager and yourself.

•

Treatment of Unvested Existing Equity: Your unvested Audience stock options will become vested and the in-the-money value (if any), will be paid out. Your unvested Audience restricted stock units will be converted to Knowles restricted stock units, with the same vesting schedule and same pre-close value. You will be required to accept the terms and conditions of your converted equity grant. We will provide an award statement, relevant agreements and documents that provide further detail on your converted equity grant.

•

Annual Equity Award: Knowles offers a competitive equity compensation program to a limited number of qualifying employees. This program is designed to reward individuals for their contributions and long-term commitment to the profitable growth of Knowles. The annualized expected value for your 2015 equity grant will be $150,000 USD. Please note that your equity grant amounts in future years are subject to change. The 2015 equity grant value will consist of 75% stock options and 25% restricted stock units. The Knowles closing stock price on the grant date will be used to calculate the number of stock options, restricted stock units, and the stock option exercise price. There will be a 3-year ratable vesting schedule (one-third vest per year) for both the stock options and restricted stock units. You will be required to accept the terms and conditions of your equity grant. We will provide an award statement, relevant agreements and documents that provide further detail on your equity grant.

•

Benefits: You will continue to participate in Audience’s employee medical and retirement plans until we transition the plans under Knowles. For your reference, attached is the Knowles Summary of Employee Benefits.

4/7/2015

•

Vacation: Knowles will honor any vacation days earned and your vacation balance will be carried over. Starting in 2016, your vacation entitlement will follow the Knowles Vacation policy outlined in the Summary of Employee Benefits. We will include your Audience years of service for vacation entitlement calculation.

The employment relationship is “at will,” which means that at any time following your acceptance of this offer of employment, the employment relationship may be ended by you or Knowles for any reason, at any time, with or without cause.

Your employment is also contingent on:

Invention, Confidentiality, Non Competition and Non Solicitation Agreement

Since the position being offered is a position of trust which requires the maintenance of confidential and proprietary information, you will be required to sign the enclosed Invention, Confidentiality, Non Competition and Non Solicitation Agreement. This agreement also requires you to disclose to your supervisor any inventions that you may discover during your employment with Knowles. Please sign both copies and return one for our records.

Non-compete and other Work Restrictions

Some employers may require an employee to sign a non-compete agreement restricting the employee’s right to work for a competitor or in a competitive industry. Where applicable and required by law, Knowles respects such agreements as well as the confidential and proprietary information of others and expects that its employees will do so as well. By accepting this offer, you are confirming that you have no obligations, oral or in writing, with any of your former employers which restrict your ability to be employed by Knowles or perform in the position being offered.

Additionally, Knowles has not made this offer of employment in order to obtain from you any confidential information or trade secret information of your former employers, and Knowles will not ask you to use or disclose such confidential information in the course of your employment with Knowles. By accepting this offer, therefore, you are also confirming that you have disclosed the existence of any such confidentiality agreements to me and provided me with a copy of such agreement. Further, you agree that you will not violate any such confidentiality agreements that you may be subject to and to promptly report to Knowles’s Legal Department should you be requested or induced to violate any such agreements.

Knowles further agrees to honor any change of control agreements into which you previously entered with Audience, as applicable.

You understand that this offer and your continued employment are contingent on the above contingencies all being confirmed or satisfied.

Knowles is committed to its employees and are confident that your acceptance of employment with Knowles will provide you with a professionally challenging and personally rewarding career opportunity. We look forward to you joining the Knowles team.

Please indicate your written acceptance of this offer of employment by signing and returning this letter to me via email ray.cabrera@knowles.com.

We look forward to working with you at Knowles. Should you have any questions pertaining to this offer, feel free to contact me at 630-250-5190.

4/7/2015

Sincerely,

I have read and understand the above terms of this written offer of employment and accept the position and terms as stated (please sign next page):

/s/ Edgar Auslander	April 29, 2015
Edgar Auslander	Date

Encs.	Invention and Nondisclosure Agreement
Summary of Employee Benefits

1151 Maplewood Drive, Itasca, IL 60143, USA Main: 1.630.250.5100 Fax: 1.630.773.3744

Date: May 16, 2015

Re: Retention Bonus

Name: Auslander, Edgar

Dear Edgar,

As an addendum to the offer letter provided to you in April 2015, we would also like to inform you that you will be eligible to earn a retention bonus in an amount equal to 25% of your base salary (as set forth in your offer letter), less applicable taxes and withholdings, if you are still employed by Knowles through the first anniversary of the closing date of Knowles’ acquisition of Audience, subject to your compliance with the terms and conditions set forth in your offer letter, and payable within 30 days after such first anniversary. For the avoidance of doubt, you will not be eligible for this retention bonus if your employment terminates under conditions that entitle you to the change of control benefits in Section 3(b) of the Change of Control and Severance Agreement between you and Audience, effective as of December 31, 2011. Eligibility for a retention bonus does not change the terms and conditions of your employment with Knowles, including your at-will status and or any term or condition regarding termination as set forth in your offer letter.

Sincerely,